ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

13th March, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited

Further to our letter dated 31st January, 2002, we write to advise that the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited (ITC) has become **effective from 13th March, 2002** (Effective Date), consequent upon filing of the Orders of the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad and the Hon'ble High Court at Calcutta, sanctioning the said Scheme, with the respective Registrar of Companies on that date.

dlw 3/20

We further advise that **17th April, 2002 has been fixed as the Record Date** for determining the members of ITC Bhadrachalam who would be entitled, in terms of the said Scheme, to 1 (One) fully paid-up Ordinary Share of Rs.10/- each of ITC for every 16 (Sixteen) fully paid-up Equity Shares of Rs.10/- each held in ITC Bhadrachalam.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

15th March, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

<u>Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited</u>

This refers to our letter dated 13th March, 2002, advising you:

- that the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with ITC Limited (ITC) becoming effective from 13th March, 2002, and
- that 17th April, 2002 has been fixed as the Record Date, for determining the members of ITC Bhadrachalam who would be entitled, in terms of the said Scheme, to 1 (One) fully paid-up Ordinary Share of Rs.10/- each of ITC for every 16 (Sixteen) fully paid-up Equity Shares of Rs.10/- each held in ITC Bhadrachalam.

ITC Limited

In this connection, a copy each of the Order dated 24th January, 2002 of the Hon'ble High Court at Calcutta and the Order dated 8th February, 2002 of the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad, sanctioning the said Scheme, are enclosed.

Consequent upon such amalgamation becoming effective, ITC would be required to issue new Ordinary Shares to the members of ITC Bhadrachalam, in the ratio stated above, and thereafter enlist such shares with your Exchange. The new Ordinary Shares to be issued will rank pari passu with the existing Ordinary Shares of ITC, and will be entitled to dividend, if any, from 1st April, 2001.

We now seek your 'in-principle' approval to the listing of the new Ordinary Shares of ITC, that would be issued to the members of ITC Bhadrachalam, as stated above.

We would be grateful to receive your approval at the earliest. In the event you require any further information / documents, please do let us know.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

Company Petition No. 668 of 2001

Connected With

Company Application No.580 of 2001

In the High Court at Calcutta

Original Jurisdiction



COURT FEE
TWENTY RUPEES
TWENTY RUPEES
TWENTY RUPEES
TWENTY RUPEES
TWENTY RUPEES
FOUR RUPEES

In the Matter of :

The Companies Act, 1956.

And

In the Matter of :

An application under Sections 391(2) and 394 of the said Act.

And

In the Matter of :

ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

..... Petitioner.

175

24 [court fee stamp: THREE RUPEES]

Company Petition No. 668 No. of 2001
Connected with
Company Application No 580 No. of 2001

35
24/01/02

IN THE HIGH COURT AT CALCUTTA

Original Jurisdiction

President of the Union of India

In the Matter of
The Companies Act, 1956.
And
In the Matter of
An application under Sections 391(2) and 394 of the said Act
And
In the Matter of
ITC Limited an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700071, within the aforesaid jurisdiction.

--- Petitioner

The Honourable Mr. Justice
Ronojit Kumar Mitra

36-6/3/2002

The above petition coming on for hearing on this day upon reading the said petition the order dated the twelfth day of October in the year two thousand and one whereby the abovenamed petitioner company ITC Limited (hereinafter referred to as the said transferee company) was ordered to—

convene

convene a meeting of the members of the said transferee company for the purpose of considering and if thought fit, approving with or without modification the proposed Scheme of Amalgamation of ITC Bhadrachalam Paper Boards Limited (hereinafter referred to as the said transferor company) with the said transferee company And annexed to the affidavit of Rajiv Tandon filed on sixth day of October in the year two thousand and one 'The Statesman," 'The Economic Times' and the 'Ananda Bazar Patrika' all dated the tenth day of November in the year two thousand and one each containing the advertisements of the notice convening the said meeting directed to be held by the said order dated twelfth day of October in the year two thousand and one the affidavit of Biswa Behari Chatterjee filed on the twentyfirst day of November in the year two thousand and one showing the publication and despatch of the said notice convening the said meeting, the report of the Chairman of the said meeting dated the fifteenth day of December in the year two thousand and one as to the result of the said meeting And upon -

reading

reading on the part of the petitioner company an affidavit of Swapan Kumar Ray filed on the eighteenth day of January in the year two thousand and two and the exhibits therein referred to And upon reading on the part of Jamal Kumar Majumdar, the shareholder of the said transferee company an affidavit of Asim Das filed this day and the exhibit therein referred to And upon reading the order made herein and dated the twenty-first day of December in the year two thousand and one And upon hearing Mr. S. Sarkar (Mr. S. N. Mookherjee, Mr. R. Banerjee and Mr. Aniket Agarwal appearing with him) Advocate for the petitioner company and Mr. A. Chakraborty, Advocate for Union of India And Mr. S. Talukdar (Mr. S Dutta and Mr. P Banerjee appearing with him) Advocate for the said Jamal Kumar Majumdar And Mr. J. Saha (Mr. S. K. Dutta and Mr. A. K. Gandhi appearing with him) Advocate for Karur Vysya Bank Ltd And it appearing from the said report that the proposed Scheme of Amalgamation has been approved by the requisite majority of the members of the said transferee company And in view of no objection granted by the Central Government by its letter being No. RD/T/1236A/L dated fifteenth day of January in the year two thousand and two.

This Court doth hereby sanction the proposed Scheme of Amalgamation set forth in Annexure 'A' of the petition herein and specified in the Schedule 'A' hereto and doth

hereby

hereby declare the same to be binding with effect from first day of April in the year two thousand and one (hereinafter referred to as the said appointed date) on the said transferee company, its shareholders and all concerned.

This Court doth order:

1. That all the property, rights and powers of the said transferor company including those specified in the first, second and third parts of the Schedule 'B', hereto be transferred from the said Appointed Date and vest without further act or deed, in the said transferee company and accordingly the same shall pursuant to section 394(2) of the Companies Act, 1956 be transferred to and vest in the said transferee company for all the estate and interest of the said transferor company therein but subject nevertheless to all charges now affecting the same; and

2. That all the debts, liabilities, duties and obligations of the said transferor company be transferred from the said Appointed Date without further act or deed in the said transferee company and accordingly the same shall pursuant to section 394(2) of the Companies Act, 1956 be transferred to and become the debts, liabilities, duties and obligations of the said transferee company; and

3. That all proceedings and/or suits and/or appeals now pending by or against the said transferor company be continued by or against the said transferee company; and

4. That the said transferee company do issue and allot to the Members of the said transferor company the shares in the said transferee company to which

they

they are entitled in terms of the said Scheme of Amalgamation; and

5. That leave be and the same is hereby granted to the petitioner company to file the Schedule of Assets of the said transferor company as stated in para twentyone of the petition herein within a period of three weeks from the date hereof; and

6. That the said transferee company do within a period of thirty days from the date hereof cause a certified copy of this order to be delivered to the Registrar of Companies, West Bengal for registration; and

7. That any person interested shall be at liberty to apply to this court in the above matter for such directions as may be necessary; and

8. That the xerox copy of the letter of the Central Government being No. RD/T/12364/L dated fifteenth day of January in the year two thousand and two shall be filed as of records herein; and

9. That all parties concerned do act on a xerox copy of this dictated order duly countersigned by an officer of this Court being served on them.

Witness Mr. Ashok Kumar Mathur Chief Justice at Calcutta aforesaid the twentyfourth day of January in the year two thousand and two.

Khaitan & Co ---- Advocates.
S.S. Sarkar ---- Advocate.
Prabir Banerjee --- Advocate.
N.K. Gandhi --- Advocate.

[signature] 06.3.2002
For Registrar

N.B. Order dated eleventh day of February in the year two thousand and two has been acted upon this order.

For Registrar

Schedule 'A'

Schedule 'A' above referred to-

Scheme of Amalgamation

(Under Sections 391 & 394 of The Companies Act, 1956)

of

ITC Bhadrachalam Paperboards Limited

With

ITC Limited

1. DEFINITIONS:

In this Scheme, unless inconsistent with the meaning or context thereof, the following expressions shall have the following meanings:

i. "Act" means the Companies Act, 1956.

ii. "Appointed Date" means the 1st day of April, 2001.

iii. "Effective Date" means the date on which the certified copies of the Orders of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad sanctioning the Scheme, are duly filed with the appropriate Registrar of Companies and if the certified copies are filed on different dates, then the last of such dates.

iv. "Scheme" means this Scheme of Amalgamation of the Transferor Company with the Transferee Company in its present form or with any modification(s) approved or directed by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad.

v. 'Transferor Company' means ITC Bhadrachalam Paperboards Limited, a company incorporated under the Act having its registered office at 106, Sardar Patel Road, Secunderabad 500003, a subsidiary company of the Transferee Company.

vi. "Transferee Company" means ITC Limited, an existing company within the meaning of the Act having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700071, the Holding Company of the Transferor Company.

vii. "Undertaking of the Transferor Company" means the business of the Transferor Company as a going concern

with

with all its assets, rights, licences and powers; and all its debts, outstandings, liabilities, duties and obligations.

viii. Word(s) and expression(s) elsewhere defined in the Scheme will have the meaning(s) respectively ascribed thereto.

2. OPERATIVE DATE OF THE SCHEME :

The Scheme, though operative from the Appointed Date, shall become effective on the Effective Date.

3. SHARE CAPITAL :

i. The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferor Company as per the latest Audited Balance Sheet as at 31st March, 2001 is as under :

AUTHORISED SHARE CAPITAL :	(Rs)
10,00,00,000 Equity Shares of Rs.10/- each	1,00,00,00,000/-
50,00,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each	50,00,00,000/-
ISSUED & SUBSCRIBED SHARE CAPITAL :	
8,78,31,578 Equity Shares of Rs.10/- each	87,83,15,780/-
25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each	25,72,00,000/-
PAID-UP SHARE CAPITAL :	
8,78,31,578 Equity Shares of Rs.10/- each	87,83,15,780/-
Less calls in arrears.	9,17,480/-
	87,73,98,300/-
25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each	25,72,00,000/-

ii. The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferee Company as per the latest — Audited

Audited Balance Sheet as at 31st March, 2001 is as under:

AUTHORISED SHARE CAPITAL:

	(Rs)
30,00,00,000 Ordinary Shares of Rs.10/- each	3,00,00,00,000/-

ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL:

24,54,14,904 Ordinary Shares of Rs.10/- each, fully paid-up.	2,45,41,49,040/-

4. AMALGAMATION:

4.1. With effect from the Appointed Date, the Transferor Company shall stand amalgamated with the Transferee Company, as provided in the Scheme, and, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act, the Undertaking of the Transferor Company shall, accordingly, without any further act or deed, be transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company.

4.2. Loans, deposits, obligations or other outstandings, if any, due from the Transferor Company to the Transferee Company or vice versa, shall be deemed to have been discharged in full on and from the Appointed Date and corresponding effect shall be given in the books of account of the Transferee Company.

4.3. All benefits including under Income Tax, Excise (including Modvat/Cenvat), Sales Tax (including deferment of Sales Tax), etc. to which the Transferor Company is entitled to in terms of the various Statutes and/or Schemes of Union and State Governments, shall be available to and vest in the Transferee Company.

4.4. The transfer and vesting of the Undertaking of the Transferor Company, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof,

provided

provided however that such charges, mortgages and/or encumbrances shall be confined only to the relative assets of the Transferor Company or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages and/or encumbrances shall extend over or apply to any other assets(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Company is a party) to any assets of the Transferor Company shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company.

5. LEGAL PROCEEDINGS:

If any suits, actions and proceedings of whatsoever nature (hereinafter called "the Proceedings") by or against the Transferor Company are pending on the Effective Date, the same shall not abate or be discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Company with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Company, in the absence of the Scheme.

6. CONTRACTS AND DEEDS:

6.1. All contracts, deeds, bonds, agreements, arrangements, licences, engagements and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary thereto.

6.2

6.2. The Transferee Company shall, if and to the extent required by law, enter into and/or issue and/or execute deeds, writings or confirmations, to give formal effect to the provisions of this Clause and to the extent that the Transferor Company is required prior to the Effective Date to join in such deeds, writings or confirmations, the Transferee Company shall be entitled to act for and on behalf of and in the name of the Transferor Company.

7. SAVING OF CONCLUDED TRANSACTIONS:

The transfer of the Undertaking of the Transferor Company under Clause 4 above, the continuance of Proceedings under Clause 5 above and the effectiveness of contracts and deeds under Clause 6 above, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

8. EMPLOYEES:

8.1 All the employees of the Transferor Company in service on the Effective Date shall, on and from the Effective Date, become the employees of the Transferee Company on the same terms and conditions on which they are engaged by the Transferor Company without treating it as a break, discontinuance or interruption in service.

8.2. On and from the Effective Date the Provident Funds, Gratuity Funds, Superannuation Fund or any other Fund or Funds created or existing for the benefit of the employees, as applicable, of the Transferor Company shall be continued by the Transferee Company and the Transferee Company shall stand substituted for the Transferor Company for all purposes whatsoever, including in relation to the obligation to make contributions to the said Fund or Funds in accordance with the provisions thereof to the end and intent that all rights, duties, powers and obligations of the Transferor Company in relation to such Fund or Funds shall become those of the Transferee Company.

8.3

8.3. On and from the Effective Date the services of the employees of the Transferor Company will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the Rules or Bye-laws of the said Funds.

9. DISSOLUTION OF THE TRANSFEROR COMPANY:

The Transferor Company shall be dissolved without winding up pursuant to the provisions of Section 394 of the Act.

10. BUSINESS IN TRUST FOR THE TRANSFEREE COMPANY:

With effect from the Appointed Date and up to the Effective Date.

10.1. The Transferor Company shall carry on and be deemed to have carried on all its business and activities and shall hold and stand possessed of and be deemed to have held and stood possessed of all its assets for and on account of and in trust for the Transferee Company.

10.2. The Transferor Company shall carry on its business and activities with due diligence and business prudence and shall not charge, mortgage, encumber or otherwise deal with its assets or any part thereof, nor incur, accept or acknowledge any debt, obligation or any liability or incur any major expenditure, except as is necessary in the ordinary course of its business, without the prior written consent of the Transferee Company.

10.3. All profits or income accruing or arising to the Transferor Company or expenditure or losses arising or incurred by the Transferor Company shall for all purposes be deemed to have accrued as the profits or income or expenditure or losses, as the case may be, of the Transferee Company.

11. ISSUE OF SHARES:

11.1 Upon the Scheme coming into effect, and without any

further

further application, act or deed.

11.1.1. The Transferee Company shall, in consideration of the amalgamation, issue and allot to every member of the Transferor Company holding fully paid-up Equity Shares in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on such date, as the Board of Directors of the Transferee Company will determine, 1 (one) Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned — (hereinafter referred to as the "New Ordinary Shares") in respect of every 16 (sixteen) Equity Shares of Rs.10/- each fully paid-up held by such member in the capital of the Transferor Company.

11.1.2. All Equity Shares and Preference Shares held by the Transferee Company in the Share Capital of the Transferor Company shall stand cancelled.

11.2. In respect of the Equity Shares in the Transferor Company already held in dematerialised form, the New Ordinary Shares to be issued by the Transferee Company in lieu thereof shall also be issued in dematerialised form with the shares being credited to the existing depository accounts of the members of the Transferor Company entitled thereto. In respect of the Equity Shares in the Transferor Company held in the certificate form each member of the Transferor Company holding such shares shall have the option, to be exercised by way of giving a Notice to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company, to receive the New Ordinary Shares either in certificate form or in dematerialised form. In the event that such Notice has not been received by the Transferee Company in respect of any member, the New

ordinary

Ordinary Shares shall be issued to such members in certificate form.

The members of the Transferor Company holding Equity Shares in certificate form shall surrender their share certificates for cancellation thereof to the Transferee Company. Notwithstanding the foregoing, upon the New Ordinary Shares in the Transferee Company being issued and allotted by it to the members of the Transferor Company, the share certificates in relation to the Equity Shares held by them in the Transferor Company shall stand cancelled.

11.3. No fractional shares shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the members of the Transferor Company may be entitled on issue and allotment of the New Ordinary Shares of the Transferee Company. The Board of Directors of the Transferee Company shall consolidate all such fractional entitlements, and issue and allot New Oridary Shares in lieu thereof to a Director and/or Officer(s) of the Transferee Company on the express understanding that such Director and/or Officer(s) to whom such New Ordinary Shares are allotted shall sell the same in the market and pay to the Transferee Company the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the members of the Transferor Company in proportion to their fractional entitlements.

11.4. On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 81(1-A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

11.5. The New Ordinary Shares of the Transferee Company to be issued and allotted in lieu of the Equity Shares of the Transferor Company, shall rank pari passu in all respects with the Ordinary Shares of the Transferee Company save

and

and except that the New Ordinary Shares shall be entitled to dividend with effect from the Appointed Date subject to the provisions of Clause 11.7. Until the Effective Date the holders of the Equity Shares of the Transferor Company shall continue to enjoy their existing rights under their Articles of Association including the right to receive dividend if any declared in accordance with the Act and the Articles of Association of the Transferor Company.

11.6. The Transferor Company may declare and pay dividend to its shareholders for any financial year or any period prior to the Effective Date provided that if such dividend is for any period commencing on or after the Appointed Date, the Board of Directors of the Transferor Company has obtained the prior consent and approval of the Board of Directors of the Transferee Company before making such recommendation to the members of the Transferor Company.

11.7. If, before the Effective Date, the Transferor Company declares any dividend for any period between the Appointed Date and the Effective Date, any entitlement to dividend on the New Ordinary Shares issued in lieu of the corresponding Equity Shares of the Transferor Company, shall stand reduced by the amount of dividend declared by the Transferor Company on such Equity shares for the corresponding period.

11.8. The New Ordinary Shares of the Transferee Company issued in the terms of the Scheme shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) where the Ordinary Shares of the Transferee Company are listed and/or admitted to trading.

12. ACCOUNTING:

12.1. With effect from the Appointed Date and subject to the provisions hereof and such other corrections and adjustments as may, in the opinion of the Board of

Directors

Directors of the Transferee Company, be required, and except to the extent required otherwise by law, the reserves of the Transferor Company shall be merged with the corresponding reserves of the Transferee Company.

12.2. All assets and liabilities, including reserves of the Transferor Company transferred to the Transferee Company under the Scheme shall be recorded in the books of account of the Transferee Company at the book value as recorded in the Transferor Company's books of account.

12.3. The Transferee Company shall adjust the balance of the Profit & Loss Account of the Transferor Company against its General Reserves.

12.4. Such reserves of the Transferor Company, including Share Premium Account, as the Board of Directors of the Transferee Company may decide, will be incorporated in the books of account of the Transferee Company as reduced by the cost of investments of the Transferee Company in the Equity Shares of the Transferor Company.

12.5. The difference between the amount recorded as additional share capital issued by the Transferee Company on amalgamation and the amount of share capital of the Transferor Company in lieu whereof such additional share capital is issued shall, subject to the other provisions contained herein, be reflected in the General Reserves of the Transferee Company.

12.6. The Preference Share Capital of the Transferor Company will be adjusted against the Investments of the Transferee Company in the said capital.

12.7. In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

13.

13. APPLICATIONS:

The Transferee Company and the Transferor Company shall, with all reasonable dispatch, make necessary applications to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad respectively, for sanction and carrying out of the Scheme and for consequent dissolution of the Transferor Company without winding up and apply for and obtain such other approvals, as required by law.

14. APPROVALS AND MODIFICATIONS:

The Transferor Company and the Transferee Company (by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise) are empowered and authorised,

14.1. to assent from time to time to any modifications or amendments or substitutions of the Scheme or of any conditions or limitations which the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad and/or any authorities under law may deem fit to approve or direct or as may be deemed expedient or necessary; and

14.2. to settle all doubts or difficulties that may arise in carrying out the Scheme and to do and execute all acts, deeds, matters and things necessary, desirable or proper for putting the Scheme into effect.

15. SCHEME CONDITIONAL UPON:

The Scheme is conditional upon and subject to:-

15.1 Approval of the Scheme by the requisite majority of the members of the Transferor Company and of the members of the Transferee Company,

15.2. Sanction of the Scheme by the Hon'ble High Court at Calcutta and the Hon'ble High of Judicature of Andhra Pradesh at Hyderabad.

16. EFFECT OF NON-RECEIPT OF APPROVALS AND SANCTION:

In the event of any of the approvals referred to in the preceding Clause ~~not being obtained and/or the Scheme~~

not

not being obtained and/or the Scheme not being sanctioned by either the Hon'ble Court at Calcutta or the Hon'ble Court of Judicature of Andhra Pradesh at Hyderabad on or before 30th June, 2002 or within such further period or periods as may be agreed upon by the Transferor Company and the Transferee Company through their respective Board of Directors, the Scheme shall not take effect and shall be withdrawn.

17. COSTS, CHARGES AND EXPENSES:

All costs, charges and expenses, in connection with the Scheme, arising out of or incurred in carrying out and implementing the Scheme and matters incidental thereto, shall be borne and paid by the Transferee Company.

[signature] 06.3.2002
Asst Registrar

Schedule 'B' above referred to
Schedule of Assets
of
ITC Bhadrachalam Paperboards Limited (the Transferor Company)

Part-I

(Short description of the Freehold Properties of the Transferor Company)

A. MILL/FACTORY

Sl No	Description	Location
1.	Paper & Paperboard Mill, Mill Colony, School, etc. situated on land admeasuring Acres 538.01 3/4 Guntas and pending transfer Acres 20.36 Guntas	Khammam District Andhra Pradesh 507 128
2.	Coal Coating Plant situated on land admeasuring Acres 16.68 cents	Medak District Andhra Pradesh 502 325

B. LANDS

Sl No	Description	Location
1.	Land at Guntur admeasuring Acres 4.33 Cents	Survey Nos. 27/1, 27/2 and 27/3 Marripalem Village Unnava Gram Panchayat Yedlapadu Mandal Guntur District Andhra Pradesh 522019
2.	Land at Haryana admeasuring Bighas 11.04 Biswas	Khasra Nos. 503, 506, 507, 508, 509 & 514 Village: Gangani Sub-Tehsil Tauru Tehsil Nuh Dist. Gurgaon Haryana 122105

C. OTHER PROPERTIES

Sl No	Description	Location	Area
1.	Bunglows (2) at Hyderabad	8-2-316/A/5 Road No. 14 Banjara Hills Hyderabad-500034	Floor Area-3998 sq.ft.
		8-2-316/A/3 Road No. 14 Banjara Hills Hyderabad-500034	Floor Area-5320 sq.ft.
2.	Flats at Mumbai	Flat No. 816 & 817 8th Floor, Tulsiani Chambers 212, Nariman Point Mumbai-400021	Floor Area: Flat No. 816-650 sq.ft. Flat No. 817-650 sq.ft.
3.	Flat at Mumbai	Flat No. 2, 2nd Floor, B Building (With Covered Parking Space) Sea Lord Apartments Plot No. 117, Block V Backbay Reclamation Cuffe Parade Road Mumbai-400001	Floor Area-1004 sq.ft.

4.

4. Flats at Vadodara	No. 511 5th Floor, "MARBLE ARCH" No. 66, Race Course Circle Vadodara - 390007	Floor Area - 4755 sq ft.
	No. 512, 513, 514, 519 (half part), 520 (half part), 521 (half Part) 5th Floor, "MARBLE ARCH" No. 66, Race Course Circle Vadodara - 390007	Floor Area - 1825 sq ft.
5. Flats at Delhi	Flat No. 1004, 1005 and 1006 10th Floor Mercantile House 15, Kasturba Gandhi Marg New Delhi - 110001	Floor - Area: Flat No. 1004 - 851.18 sq ft Flat No. 1005 - 823.00 sq ft. Flat No. 1006 - 1067.82 sq ft.
6. Flat at Chennai	Office No. 6-E, Sixth Floor Century Plaza 560, Anna Salai Chennai - 600018	Floor Area - 1910 sq ft.

Part II

(Short description of the Leasehold Properties of the Transferor Company)

A. OFFICE PREMISES & GODOWNS

Sl No	OWNER	PREMISES
1.	Dr. K. Krishna Prasad	Godown C Survey No. 51 Hyderabad - Vijayawada Road Ranga Reddy District Sub - District Hyderabad East Salabnagar, Khrud Village
2.	Dr. K. Krishna Prasad And Dr. (Mrs) K. Padmaja	Godown D Survey No. 51 Hyderabad - Vijayawada Road Ranga Reddy District Sub - District Hyderabad East Shelbnagar, Khrud Village.

3.

3. Deepa Fillers Private Limited	B-7, Industrial Development Area Uppal Ranga Reddy District
4. Dr. K. Basavapunniah Partner of M/s. K. Basavapunnaiah & Sons	D.No. 37/1339 Chinakakani Village Mangalagiri Mandal Guntur District (AP) - 522 503
5. Mr. Bharat H. Maru	Shed No. 2 Godown Gala No. 6 Ground Floor Arihant Compound Village Purna Taluk Bhiwandi District Thane Maharashtra
6. Ms. Smita Jaylesh Shah	Shed No. 2 Godown Gala No. 7 Ground Floor Arihant Compound Village Purna Taluk Bhiwandi District Thane Maharashtra.
7. Mrs. Seetha Mahalaxmi	Door No. 8-383, Master CVV NILAYAM Sunder Nagar Mangamur Donka Ongole - 523002
8. Mr. T. Subbarami Reddy	106, Sardar Patel Road Secunderabad - 500003
9. Mrs. Farida Ibrahim	House No. 1-11-219/137 Gurumurthy Lane, Begumpet Hyderabad - 500016
10. Amrutha Vani Communications Centre	6th Floor 60, Sebastian Road Vani Nilayam Secunderabad - 500003

//

11. Amrutkvans Communications Centre — 7th Floor, 50, Sebastian Road, Vani Nilayam, Secunderabad - 500003

12. V R Enterprises — B-7/3, Uppal Industrial Development Area, Hyderabad

13. Singareni Collieries Company Limited — H.No. 8-5-169, Ganeshpuram, Writer's Basti, Kottagudem - 507101

B. RESIDENTIAL PREMISES:

Sl No	OWNER	PREMISES
1.	Mr. J. Krushna Murthy	Plot No. 6/186, Annamalayar Colony, Sivakasi - 626123
2.	Mr. Rex. S. Thomas	Plot No. 3-6-278, Prabhu Nivas, Himayatnagar, Hyderabad - 500029
3.	Dr. B. Prabhakar	Flat No. 201, Laxmialaya, 10-3-2/20, Sripuri Colony, East-Marredpally, Secunderabad - 500026
4.	Mrs. M. Laxmi Vani	Plot No. 2, Jawahar Rail Colony, S.R.L Road, Secunderabad - 500009.
5.	Mrs. A. Rajeswari	Plot No. 80, Karaneeswara Koil Street, Mylapore, Chennai - 600004
6.	Mrs. P. Aparna Prabhakar	"Shree Venkateswara", 53/3, First Floor, IV Main, 14th Cross, Chinnappa Gardens, Benson Town, Post, Banglore - 560046

7

7. Mr. B.Ravinder	Flat No 105, Gulrex Apartment Rajbhavan Road Hyderabad - 500015
8. Mrs. A. Rajani	Flat No. 25. Jupiter Colony Sikh Village, Sikh Road Secunderabad - 500009
9. Mrs. kirti C Desai	Flat No. 305, Plot No. 68/69 Sai Sri Apartment Chinna Thokatta Bowenpally Secunderabad - 500009
10. Mr. D.N. Roy Choudhary	No. AE 783. Salt-Lake Sector - 1 Calcutta - 700064
11. Mrs V. Rama Devi	Door No. 8-341(A), Sunder Nagar Ongole - 523002
12. Mr. P.S. Chalapathy Rao	Flat No. 2A. II Floor KJR Complex, Sikh Road, Sikh Village Secunderabad - 500009.
13. Mr. A.B. Gangareddy	Plot No. 3. Ramgopal Enclave Bowenpally, Thokatta Village Hasmathpet Road Secunderabad - 500009
14. Mrs. A Rama Vasundhara	Door No. 8-3-318/11/20/VS/103 Jayaprakash Nagar Yellareddy Guda Hyderabad - 500045
15. Mr. A.G.K. Murthy	Flat No. 407, Prithvi Apartments Phase - II, 1-1-214/2, Chikkadpally Hyderabad - 500020.
16. Mrs. B. Padma	Plot No. 21. Jupiter Colony Sikh Village Secunderabad - 500003
17. Mr. G. Chalapathy	Plot No. 238, Defence Colony Secunderabad - 500094

18.

18. Mrs. Sathi Nair	8-2-684/B/5/1 Road No.12, Banjara Hills Hyderabad-500034
19. Dr. K. Wajid Ali Khan	H.No.17, Wahab Nagar, Sikh Village Secunderabad-500009.
20. Mrs. J. Suman Goud	8-21-117, Akbar Road Sikh Village Secunderabad-500003.
21. Mr. S.S.G. Prasad	Flat No. 82, Sector 'A' Gautham Enclave, Aoc Colony Secunderabad-500009
22. Mr A. Padmanabhan	Plot No.7, Radhika Colony West Marredpally Secunderabad-500026.
23. Pasha Fashions Pvt Ltd	Flat No 501, Pasha Court, 686 Greenlands Road Hyderabad-500082
24. Mr. J.R. Shankar	Flat No. 401, 282, Road No.17 West Marredpally Secunderabad-500026
25. Mrs. L. Madhavi	34, Balaji Enclave Near Gunrock Enclave Secunderabad-500009.

Part-III

(Short description of the stocks, shares, debentures and other choses-in-action of the Transferor Company).

1. 8,04,000 Equity shares of Rs.10/each fully paid-up of Andhra Pradesh Gas Power Corporation Limited.
2. 10 shares of Rs.50/- each fully paid up of Cuffe Parade Sealord Co-operative Housing Society Limited.
3. 5 shares of Rs 50/- each fully paid-up of Tulsiani Chambers Premises Co-operative Society Limited.
4. 36,14,213 units of US-64 of Rs.10/- each fully paid-up of Unit Trust of India.

5.

5. 5,00,000 units of US'95 of Rs.10/- each fully paid-up of Unit Trust of India

6. 1,120 units of Rs.100/- each fully paid-up of Unit Trust of India - Venture Capital 1990.

7. VII year National Savings Certificates (Rs.2000) (Deposited with Government Authorities).

8. 926 units of Rs. 1,000/- each fully paid-up of APIDC-Venture Capital Fund, 1990.

9. 1,99,99,994 Equity Shares of Rs.10/-each fully paid-up of BFIL Finance Limited

10. 15,00,000 - 18.50% Non-Convertible Debentures of Rs.100/-each, renewed at 0%, of BFIL Finance Limited.

11. 18,28,712 units of Rs.10/- each fully paid-up of Prudential ICICI Mutual Fund - Liquid Plan.

12. 2,693 units of Rs.10/- each fully paid-up of SBI Mutual Fund - Magnum Insta Cash Fund.

06.3.2002
For Registrar

06/03/02

11-3-2002

CERTIFIED TO BE A TRUE COPY

11.3.2002

Authorised Under Section 76 of the Indian Evidence Act,1872(Act I of 1872)

11.3.02

81
AL

C. P. No. 668 of 2001
connected with
C. A. No. 580 of 2001

IN THE HIGH COURT AT CALCUTTA

Original Jurisdiction

In the Matter of Companies Act, 1956

and

In the Matter of ITC Ltd

Order

of the 24th day of January 2002

Filed this 11th day of March 2002

18

Superintendent,

Company Matters Department.

Received a copy.
N. Das
6/3/02
Clerk to M/s. Khaitan & Co
Advocates.

Received one copy
0803/02
For Sri. S. S. Sarkar
Advocate

Received a copy.
Advocate
8/3/02

Received a copy
8/03/02
for A. K. Gandhi
Advocate

(i) Date of Application for copy 24.1.02
(ii) Date of Notifying The Charge 11.3.02
(iii) Date of Putting in the charges 11.3.02
(iv) Date on which the copy was Ready for Delivery 11.3.02
(v) Date of Making over the Copy to the Applicant 11.3.02

11.3.2002

Superintendent
Copyists' Department
High Court, O.S.

11.3.02

Khaitan & Co.

IN THE HIGH COURT OF JUDICATURE:ANDHRA PRADESH:AT HYDERABAD

(ORGINARY ORIGINAL/CIVIL JURISDICTION)

FRIDAY THE EIGHTH DAY OF FEBRUARY,
TWO THOUSAND AND TWO

:PRESENT:

THE HON'BLE MR.JUSTICE:S.ANANDA REDDY

COMPANY PETITION No.197 of 2001

CONNECTED WITH C.A.No.721 of 2001.

IN THE MATTER OF THE COMPANIES ACT (1 of 1956)
And

IN THE MATTER OF THE SCHEME OF AMALGAMATION OF ITC BHADRACHALAM PAPER BOARDS LIMITED WITH ITC LIMITED.

AND

IN THE MATTER OF SECTIONS 391 and 394 of the COMPANIES ACT.

ITC BHADRACHALAM PAPERBOARDS LIMITED.
a company incorporated under the Companies Act,1956
having its registered office at 106,
Sardar Patel Road,Secunderabad-500 003,
rep.by its Company Secretary,Mr.S.Ramakrishnan.

...Petitioner/Transferor company)

Petition under section 394 of the companies Act 1956 R/w.Rule 79 of the Companies (Court)Rule 1959 praying that this Highcourt may be pleased to order that
a) the Scheme of Amalgamation mentioned in para-1 of this petition being Annexure 'A' hereto be sanctioned by this Hon'ble court to be binding on the Transferor company and all its Shareholders and creditors and all concerned;

b) direct dissolution of transferor company without winding up.

This petition coming on for orders upon reading the Judge's Summons and the affidavit dated 26-12-2001 and filed by Mr.S.Ramakrishnan,Company Secretary of the petitioner company in support of this petition and upon hearing the arguments of Mr.S.Ravi,Advocate for the petitioner, and upon perusing the affidavit filed by Registrar of companies through Mr.C.V.Ramulu, standing counsel for the Central Government,

The court made the following Order:-

Contd...

THE HON'BLE MR. JUSTICE S. ANANDA REDDY

C.P.NO. 197 OF 2001

ORDER:

By this Company Petition filed under Sections 391 and 394 of the Companies Act, 1956 read with Rule 79 of the Companies (Court) Rules, 1959, the Petitioner Transferor Company prays for the sanction of the Scheme of Amalgamation, filed as annexure to this petition, by this Court to be binding on the transferee company as well as on all its share holders, creditors and on all concerned with the company and to direct the dissolution of the Transferor Company without winding up.

The Transferor Company earlier filed CA No.721 of 2001 before this Court for an order to conduct the General Body meeting of the equity shareholders as to the approval with or without modification of the said scheme of amalgamation. This Court by an order dated 16-10-2001 appointed Sri Justice Dasaratharama Reddi, a retired Judge of this Court as Chair Person to conduct the meeting. Thereafter, after issuing notices to the individual shareholders of the Transferor Company, together with a copy of the scheme of amalgamation and the statement as required under Section 393 of the Companies Act, 1956 (hereinafter referred to 'the Act') and also after publication of the notices of the General Body meeting of the Members of the Transferor Company in the newspapers 'The Indian Express' in all its editions between 17th and 19th November 2001 and in 'Andhra

Prabna' in all its editions on 17th November 2001, the meeting was conducted on 14th December 2001 at 10-00 a.m. at Hariharakala Bavan, Sardar Patel Road, Secunderabad. The Chair Person has also filed a report of the said meeting. As per the said report, the meeting of the members (Equity Shareholders) of the Transferor Company was attended personally or through authorized representative or by proxy by 1247 members entitling together to 7,06,98,729 equity shares of Rs.10/- each fully paid up. After conveying the purpose of the meeting, voting was carried out as to the approval of the scheme of amalgamation and in the said voting 905 members holding 6,90,22,672 votes have cast their vote in favour of the scheme without any modification; whereas 35 members having 16,23,334 votes have voted against the scheme and 12 ballet papers representing 2,468 equity shares were declared invalid. Therefore, the Chair Person, as per his report, has stated that the Scheme of Amalgamation was approved by the majority of the members present by voting at the General Body meeting of the Members. Therefore, the petitioner company has come up with the present petition.

The Petitioner – Transferor Company was incorporated on 17-07-1975 under the provisions of the Companies Act, 1956 as a Public Limited Company by shares in the name and style of "Badrachalam Paper Boards Limited"; and with effect from August 30, 1991 the name of the Company was changed to "ITC Bhadrachalam Paper Boards Limited". Its registered office is at

106, Sardar Patel Road, Secunderabad. The Authorized Share Capital of the Transferor company is Rs.150,00,00,000/- divided into 50,00,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each and 10,00,00,000 Equity Shares of Rs.10/- each. The Issued and Subscribed Share Capital of the Transferor Company is Rs.113,44,15,780/- divided into 25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each and 8,78,31,578 Equity Shares of Rs.10/- each. The Paid-up Share Capital of the Transferor Company is Rs.113,46,01,340/- divided into 25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each fully paid up and 8,78,31,578 Equity Shares of Rs.10/- each fully paid up excepting in respect of Equity Shares on which calls amounting to Rs.9,14,440/- are in arrears. The objectives of the Transferor Company are set out in the Memorandum of Association of the Company, which are also set out in para 2(d). The objects include the manufacture and sale of paper and paper Boards. Though there were many objectives where the Transferor Company intends to carry on business, but actually, it was engaged in the business of manufacture and sale of paper and paperboards. The position of the assets and liabilities of the Transferor Company is as under:

		(Amount in Rs. Lakhs)
Assets	—	Rs. 825,94
Liabilities	—	Rs. 402,11
Excess of Assets over liabilities	-	423,83

The Transferee Company was incorporated on August 24, 1910 in the name and style of 'Imperial Tobacco Company of India Limited'. Its name was changed with effect from September 18, 2001 to "ITC Limited". The registered Office of the Transferor Company is situated at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071.

The Authorised Share Capital of the Transferee Company is Rs.300,00,00,000/- divided into 30,00,00,000 Ordinary Shares of Rs.10/- each. The Issued, Subscribed and Paid up Share Capital of the Transferor Company is Rs.2,45,41,49,040/- divided into 24,54,14,904 Ordinary Shares of Rs.10/- each fully paid up. The objects of the Transferee Company are set out in the Memorandum of Association, which are also extracted in Para 3(d) of the petition. The major activities of the Transferee Company are to carry on the business of cultivators of tobacco, manufacturers of and dealers in tobacco, cigars, cigarettes, snuff and other products; and to carry on the business of hoteliers, hotel proprietors, hotel managers and operators, refreshment contractors and caterers, restaurant keepers etc. Apart from that, it also carries on the business of manufacturers of and dealers in paper, pulp and boards of all kinds, articles made from paper, pulp, and boards of every description, and materials used in the manufacture or treatment of paper and board, including cardboards. In fact, the Transferee Company has promoted the Transferor Company in 1975 for carrying on the business of the

Transferee Company in pulp, paper, paperboard etc. The assets and liabilities of the Transferee Company are as under: -

Assets	---	4393.45
Liabilities	—	858.94
Excess of Assets over Liabilities–		3534.51

The circumstances and necessities, which had led to the Scheme of Amalgamation, are incorporated in para-4 of the petition. As per the said circumstances, in addition to the weak financial position of the Transferor Company in which the Transferee Company was holding with its subsidiaries about 37% of the equity share capital, the Transferee Company was also a major user of the Transferor Company's premium quality paperboard accounting for nearly 25% of the turnover of the Transferor Company in 2000-2001. The Transferee Company's Packaging & Printing Division is India's largest converter of paperboard into printed packaging and its Tribeni Tissues Division is also engaged in the manufacture of specialty papers and further to have operational financial synergies.

With reference to the secured creditors, the Company has filed no objection certificates issued by the various secured creditors with reference to various types of loans and advances as well as the debentures, which were advanced as well as subscribed. As per the Annexure-C, non-convertible debentures were issued by the Transferor Company in the year 1997 as well as

1999. In the year 1997, the debentures to a tune of Rs. 2056.90 lakhs where the NCD,1999 represents a sum of Rs.4800 lakhs; towards working capital, a sum of Rs.2475.46 lakhs were advanced by various Banks, which are listed in the Annexure-C. The loans from the Transferee Company were to the extent of Rs.25,200 lakhs. Letters from all secured creditors have been filed as part of the Annexure-C, showing that the secured creditors have no objection as to the proposed Scheme of Amalgamation of the Transferor Company with the Transferee Company.

With reference to the employees of the Transferor Company, with effect from the date of Amalgamation, the employees of the Transferor Company would become the employees of the Transferee Company under the same terms and conditions under which they are presently employed by the Transferor Company. The funds that are created and existed as on the effective date, which were held by the Transferor Company, for the benefit of the employees are being transferred and held by the Transferee Company from the effective date as per the scheme itself and from the effective date the service of the employees of the Transferor Company will be treated as having been in continuous without any break or discontinuance or interruption for all purposes as employees of the Transferee Company and no objections have been received from the employees of the Transferor Company.

The Transferee Company shall, in consideration of the amalgamation, issue and allot to every member of the Transferor Company holding fully paid-up Equity Shares in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on such date, as the Board of Directors of the Transferor Company will determine, 1 (one) Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned in respect of every 16 equity shares of Rs.10/- each fully paid-up held by such member in the capital of the Transferor Company.

All Equity Shares and Preference Shares held by the Transferee Company in the Share Capital of the Transferor Company shall stand cancelled.

In pursuance of the present petition, this Court ordered publication of the notices in all editions of Indian Express and Andhra Prabha in the State. Accordingly, notice was published in all editions of "The Indian Express" on 10-01-2002 and 11-01-2002; whereas in Andhra Prabha on 11-01-2002 and 12-01-2002. In proof of the said publication, copies of the papers are filed. Notices were also issued to the Central Government as well as to the Official Liquidator.

In response to the notices on behalf of the Central Government, an Affidavit was filed by the Registrar of the Companies, Andhra Pradesh. In the said affidavit, no objections have been brought out, except stating that the Transferee

Company is within the jurisdiction of the High Court of Kolkatta and the approval of the Scheme shall be subject to the approval of the said High Court.

Insofar as the report of the Official Liquidator is concerned, it shows that the Transferor Company has not conducted in any manner prejudicial to the interest of its members or to the public. In pursuance to the public notices issued through newspapers, no objections have been filed by any of the public.

The learned counsel Sri S. Ravi, appearing for the Petitioner was heard, who has stated briefly the purpose of the Scheme of Amalgamation as incorporated in the Scheme.

After hearing the learned counsel, as no objections have been received by this Court for sanction of the Scheme of Amalgamation, this Court do not find any objection as to the sanctioning of the scheme in terms of the provision of Sec.391 read with Section 394 of the Act and Rule 79 of the Companies (Court) Rules, 1959.

Accordingly, the scheme of Amalgamation filed by the Transferor Company is sanctioned, subject to the approval of the similar sanction being obtained by the Transferee Company from the Company Court having jurisdiction over it. The Scheme of Amalgamation filed as annexure is made part of this order.

Subject to the said approval, the Transferor Company is also permitted to be dissolved without winding-up.

The Company Petition is accordingly ordered. No costs.

Sd/-S. Subbalakshmi,
Joint Registrar.

//true copy//

Section Officer.

To
1. Sri N. Ramakrishnan, Company Secretary, ITC Bhadrachalam Paperx Boards Limited., 106, Sardar Patel Road, Secunderabad.
2. M/s. ITC Limited., Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700071.
3. The Registrar of Companies, 3-5-398, C.P.W.D. Building, Kendriya Sadan, Sultan Bazar, Koti, Hyderabad.
4. The Official Liquidator, Kendriya Sadan, 3-5-398, C.P.W.D. Building, Sultan Bazar, Koti, Hyderabad.
5. One c.c. to the Section Officer, O.S. Section, Highcourt of A.P. Hyd.
6. The Regional Director Company Law Board, Southern Region, Chennai.
7. 2 CD copies.
8. one c.c. to Mr. S. Ravi, Advocate. (OPUC)

bsr

SUPERINTENDENT
COPYIST DEPARTMENT
HIGH COURT OF A.P.
HYDERABAD.

Dt: 8-2-2002

ORDER

C.P.No.197 of 2001

Allowing the C.P.

(9)

TMR

IN THE HIGH COURT OF JUDICATURE:ANDHRA PRADESH:AT HYDERABAD.
(ORIGINAL JURISDICTION)

FRIDAY THE EIGHTH DAY OF FEBRUARY,
TWO THOUSAND AND TWO

:PRESENT:

THE HON'BLE MR.JUSTICE: S.ANANDA REDDY

COMPANY PETITION No.197 of 2001
CONNECTED WITH COMPANY APPLICATION No.721 of 2001.

IN THE MATTER OF THE COMPANIES ACT (1 of 1956)

And

IN THE MATTER OF THE SCHEME OF AMALGAMATION BETWEEN
ITC BHADRACHALAM PAPERBOARDS LIMITED AND ITC LIMITED
AND THEIR RESPECTIVE SHAREHOLDERS.

BETWEEN:

ITC BHADRACHALAM PAPERBOARDS LIMITED.
106, Sardar Patel Road,
Secunderabad-500 003.

...Petitioner

Petition under section 394 of the Companies Act,1956 R/w.Rule 79 of the companies (Court) Rules,1959 to sanction the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (hereinafter referred to as "the said Transforor company") with ITC Limited (Hereinafter referred to as "the said Transferee company) praying that this Hon'ble Highcourt may be pleased to order a) that the said Scheme of Amalgamation may be sanctioned by the Hon'ble court so as to be binding on all the Shareholders and Creditors and all concerned of the petitioner/Transferor company and on the said Transferee company its Shareholders and Creditors and all concerned (b) direct dissolution of Transferor company without winding up.

This petition coming on for orders upon reading the Judge's Summons and the affidavit dated: 26-12-2001 filed by Mr.N.Ramakrishanan, Company Secretary of the petitioner company in support of this petition and upon hearing the arguments of Mr.S.Ravi,Advocate for the petitioner,and upon perusing the affidavit filed by the Registrar of Companies through Mr.C.V.Ramulu,Standing counsel for the Central Government,

The court doth order as follows:

1. That thiscourt doth hereby sanction the said scheme of Amalgamation set forth in Annexure-A of the petition herein and specified in the Scheme-A hereto and doth

Contd...

hereby declare the same to be binding with effect from 1.4.2001 (hereinafter referred to as " the said Appointed Date") on the said Transferor Company, its Shareholders and Creditors and all concerned and on the said Transferee Company, its Shareholders and Creditors and all concerned; ~~and~~

2. That all the property, rights and powers of the said Transferor Company, including those described in the first, second and third parts of the Schedule 'B' hereto, be transferred from the said Appointed Date, without further act or deed, to the said Transferee Company and accordingly the same shall pursuant to Section 394(2) of the Companies Act, 1956 be transferred to and vest in the said Transferee Company for all the estate and interest of the said Transferor Company therein but subject nevertheless to all charges now affecting the same; ~~and~~

3. That all the debts, liabilities, duties and obligations of the said Transferor Company be transferred from the said Appointed Date without further act or deed, to the said Transferee Company and accordingly the same shall, pursuant to Section 394(2) of the Companies Act, 1956 be transferred to and become the debts, liabilities, duties and obligations of the said Transferee Company; ~~and~~

4. That all proceedings and/or suits and/or appeals now pending by or against the said Transferor Company be continued by or against the said Transferee Company; ~~and~~

5. That the said Transferee Company do issue and allot to the members of the said Transferor Company the shares in the said Transferee Company to which they are entitled in terms of the said Scheme of Amalgamation; ~~and~~

6. That the said Transferor Company do within 30 days after the date hereof cause a certified copy of this order to be delivered to the Registrar of Companies, Andhra Pradesh for registration and on such certified copy being so delivered, the said Transferor Company shall stand dissolved and the Registrar of Companies shall transmit all documents relating to the said Transferor Company to the Registrar of Companies, West Bengal for being kept in the file of the said Transferee Company; ~~and~~

7. This Scheme of Amalgamation will take effect only on approval from the High Court at Calcutta within whose jurisdiction the said Transferee Company is situated; ~~and~~

8. That any person interested shall be at liberty to apply to this Hon'ble Court in the above matter for such directions as may be necessary; ~~and~~

~~9. That all parties concerned to act on a Xerox of the signed copy of the dictated order: and~~

9. That there be no order as to costs in the company petition.

S. Lakshmi
Joint Registrar

Section officer

Schedule 'A'

Scheme of Amalgamation as sanctioned by the Court dated 08.02.02

Schedule 'B'

Part I

Short description of the freehold properties of the said Transferor Company

Part II

Short description of the leasehold properties of the said Transferor Company.

Part III

Short description of the stocks, shares, debentures and other choses in action of the said Transferor Company.

for Registrar

SUPERINTENDENT
COPYIST DEPARTMENT
HIGH COURT OF A. P
HYDERABAD.

Schedule A'   ANNEXURE A

SCHEME OF AMALGAMATION

(UNDER SECTIONS 391 & 394 OF THE COMPANIES ACT, 1956)

Of

ITC Bhadrachalam Paperboards Limited

With

ITC Limited

1. DEFINITIONS:

In this Scheme, unless inconsistent with the meaning or context thereof, the following expressions shall have the following meanings:

i. **"Act"** means the Companies Act, 1956.

ii. **"Appointed Date"** means the 1st day of April, 2001.

iii. **"Effective Date"** means the date on which the certified copies of the Orders of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad sanctioning the Scheme, are duly filed with the appropriate Registrar of Companies and if the certified copies are filed on different dates, then the last of such dates.

iv. **"Scheme"** means this Scheme of Amalgamation of the Transferor Company with the Transferee Company in its present form or with any modification(s) approved or directed by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad.

v. **"Transferor Company"** means ITC Bhadrachalam Paperboards Limited, a company incorporated under the Act having its registered office at 106, Sardar Patel Road, Secunderabad 500 003, a Subsidiary Company of the Transferee Company.

vi **"Transferee Company"** means ITC Limited, an existing company within the meaning of the Act having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, the Holding Company of the Transferor Company.

vii. **"Undertaking of the Transferor Company"** means the business of the Transferor Company as a going concern with all its assets, rights, licences and powers; and all its debts, outstandings, liabilities, duties and obligations.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY.

viii. Word(s) and expression(s) elsewhere defined in the Scheme will have the meaning(s) respectively ascribed thereto.

2. **OPERATIVE DATE OF THE SCHEME:**

The Scheme, though operative from the Appointed Date, shall become effective on the Effective Date.

3. **SHARE CAPITAL:**

i. The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferor Company as per the latest Audited Balance Sheet as at 31st March, 2001 is as under:

AUTHORISED SHARE CAPITAL:		(Rs.)
10,00,00,000 Equity Shares of Rs.10/- each		1,00,00,00,000/-
50,00,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each		50,00,00,000/-
ISSUED & SUBSCRIBED SHARE CAPITAL:		
8,78,31,578 Equity Shares of Rs. 10/- each		87,83,15,780/-
25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each		25,72,00,000/-
PAID-UP SHARE CAPITAL:		
8,78,31,578 Equity Shares of Rs. 10/- each	87,83,15,780/-	
Less calls in arrears	9,17,480/-	
		87,73,98,300/-
25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each		25,72,00,000/-

ii. The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferee Company as per the latest Audited Balance Sheet as at 31st March, 2001 is as under:

AUTHORISED SHARE CAPITAL:	(Rs.)
30,00,00,000 Ordinary Shares of Rs.10/- each	3,00,00,00,000/-
ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL :	
24,54,14,904 Ordinary Shares of Rs.10/- each, fully paid up	2,45,41,49,040/-

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY.

4. **AMALGAMATION:**

4.1 With effect from the Appointed Date, the Transferor Company shall stand amalgamated with the Transferee Company, as provided in the Scheme, and, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act, the Undertaking of the Transferor Company shall, accordingly, without any further act or deed, be transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company.

4.2 Loans, deposits, obligations or other outstandings, if any, due from the Transferor Company to the Transferee Company or vice versa, shall be deemed to have been discharged in full on and from the Appointed Date and corresponding effect shall be given in the books of account of the Transferee Company.

4.3 All benefits including under Income Tax, Excise (including Modvat/Cenvat), Sales Tax (including deferment of Sales Tax), etc. to which the Transferor Company is entitled to in terms of the various Statutes and / or Schemes of Union and State Governments, shall be available to and vest in the Transferee Company.

4.4 The transfer and vesting of the Undertaking of the Transferor Company, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such charges, mortgages and/ or encumbrances shall be confined only to the relative assets of the Transferor Company or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages, and/ or encumbrances shall extend over or apply to any other asset(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Company is a party) to any assets of the Transferor Company shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company.

5. **LEGAL PROCEEDINGS:**

If any suits, actions and proceedings of whatsoever nature (hereinafter called "**the Proceedings**") by or against the Transferor Company are pending on the Effective Date, the same shall not abate or be discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Company with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Company, in the absence of the Scheme.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY

6. CONTRACTS AND DEEDS

All contracts, deeds, bonds, agreements, arrangements, licences, engagements and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary thereto.

6.2 The Transferee Company shall, if and to the extent required by law, enter into and / or issue and / or execute deeds, writings or confirmations, to give formal effect to the provisions of this Clause and to the extent that the Transferor Company is required prior to the Effective Date to join in such deeds, writings or confirmations, the Transferee Company shall be entitled to act for and on behalf of and in the name of the Transferor Company.

7. **SAVING OF CONCLUDED TRANSACTIONS:**

The transfer of the Undertaking of the Transferor Company under Clause 4 above, the continuance of Proceedings under Clause 5 above and the effectiveness of contracts and deeds under Clause 6 above, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

8. **EMPLOYEES:**

8.1 All the employees of the Transferor Company in service on the Effective Date shall, on and from the Effective Date, become the employees of the Transferee Company on the same terms and conditions on which they are engaged by the Transferor Company without treating it as a break, discontinuance or interruption in service.

8.2 On and from the Effective Date the Provident Funds, Gratuity Funds, Superannuation Fund or any other Fund or Funds created or existing for the benefit of the employees, as applicable, of the Transferor Company shall be continued by the Transferee Company and the Transferee Company shall stand substituted for the Transferor Company for all purposes whatsoever, including in relation to the obligation to make contributions to the said Fund or Funds in accordance with the provisions thereof to the end and intent that all rights, duties, powers and obligations of the Transferor Company in relation to such Fund or Funds shall become those of the Transferee Company.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY.

8.3 On and from the Effective Date the services of the employees of the Transferor Company will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the Rules or Bye-laws of the said Funds.

9. **DISSOLUTION OF THE TRANSFEROR COMPANY:**

The Transferor Company shall be dissolved without winding up pursuant to the provisions of Section 394 of the Act.

10. **BUSINESS IN TRUST FOR THE TRANSFEREE COMPANY:**

With effect from the Appointed Date and up to the Effective Date:

10.1 The Transferor Company shall carry on and be deemed to have carried on all its business and activities and shall hold and stand possessed of and be deemed to have held and stood possessed of all its assets for and on account of and in trust for the Transferee Company.

10.2 The Transferor Company shall carry on its business and activities with due diligence and business prudence and shall not charge, mortgage, encumber or otherwise deal with its assets or any part thereof, nor incur, accept or acknowledge any debt, obligation or any liability or incur any major expenditure, except as is necessary in the ordinary course of its business, without the prior written consent of the Transferee Company.

10.3 All profits or income accruing or arising to the Transferor Company or expenditure or losses arising or incurred by the Transferor Company shall for all purposes be deemed to have accrued as the profits or income or expenditure or losses, as the case may be, of the Transferee Company.

11. **ISSUE OF SHARES:**

11.1 Upon the Scheme coming into effect, and without any further application, act or deed:

11.1.1 The Transferee Company shall, in consideration of the amalgamation, issue and allot to every member of the Transferor Company holding fully paid-up Equity Shares in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on such date, as the Board of Directors of the Transferee Company will determine, 1 (One) Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned (hereinafter referred to as the "**New Ordinary Shares**") in respect of every 16 (Sixteen) Equity Shares of Rs.10/- each fully paid-up held by such member in the capital of the Transferor Company.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY

11.1.2 All Equity Shares and Preference Shares held by the Transferee Company in the Share Capital of the Transferor Company shall stand cancelled.

11.2 In respect of the Equity Shares in the Transferor Company already held in dematerialised form, the New Ordinary Shares to be issued by the Transferee Company in lieu thereof shall also be issued in dematerialised form with the shares being credited to the existing depository accounts of the members of the Transferor Company entitled thereto. In respect of the Equity Shares in the Transferor Company held in the certificate form each member of the Transferor Company holding such shares shall have the option, to be exercised by way of giving a Notice to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company, to receive the New Ordinary Shares either in certificate form or in dematerialised form. In the event that such Notice has not been received by the Transferee Company in respect of any member, the New Ordinary Shares shall be issued to such members in certificate form.

The members of the Transferor Company holding Equity Shares in certificate form shall surrender their share certificates for cancellation thereof to the Transferee Company. Notwithstanding the foregoing, upon the New Ordinary Shares in the Transferee Company being issued and allotted by it to the members of the Transferor Company, the share certificates in relation to the Equity Shares held by them in the Transferor Company shall stand cancelled.

11.3 No fractional shares shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the members of the Transferor Company may be entitled on issue and allotment of the New Ordinary Shares of the Transferee Company. The Board of Directors of the Transferee Company shall consolidate all such fractional entitlements, and issue and allot New Ordinary Shares in lieu thereof to a Director and / or Officer(s) of the Transferee Company on the express understanding that such Director and / or Officer(s) to whom such New Ordinary Shares are allotted shall sell the same in the market and pay to the Transferee Company the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the members of the Transferor Company in proportion to their fractional entitlements.

11.4 On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 81(1-A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY

11.5 The New Ordinary Shares of the Transferee Company to be issued and allotted in lieu of the Equity Shares of the Transferor Company, shall rank pari passu in all respects with the Ordinary Shares of the Transferee Company save and except that the New Ordinary Shares shall be entitled to dividend with effect from the Appointed Date subject to the provisions of Clause 11.7. Until the Effective Date the holders of the Equity Shares of the Transferor Company shall continue to enjoy their existing rights under their Articles of Association including the right to receive dividend if any declared in accordance with the Act and the Articles of Association of the Transferor Company.

11.6 The Transferor Company may declare and pay dividend to its shareholders for any financial year or any period prior to the Effective Date provided that if such dividend is for any period commencing on or after the Appointed Date, the Board of Directors of the Transferor Company has obtained the prior consent and approval of the Board of Directors of the Transferee Company before making such recommendation to the members of the Transferor Company.

11.7 If, before the Effective Date, the Transferor Company declares any dividend for any period between the Appointed Date and the Effective Date, any entitlement to dividend on the New Ordinary Shares issued in lieu of the corresponding Equity Shares of the Transferor Company, shall stand reduced by the amount of dividend declared by the Transferor Company on such Equity Shares for the corresponding period.

11.8 The New Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) where the Ordinary Shares of the Transferee Company are listed and/or admitted to trading.

12. ACCOUNTING:

12.1 With effect from the Appointed Date and subject to the provisions hereof and such other corrections and adjustments as may, in the opinion of the Board of Directors of the Transferee Company, be required and except to the extent required otherwise by law, the reserves of the Transferor Company shall be merged with the corresponding reserves of the Transferee Company.

12.2 All assets and liabilities, including reserves, of the Transferor Company transferred to the Transferee Company under the Scheme shall be recorded in the books of account of the Transferee Company at the book value as recorded in the Transferor Company's books of account.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY.

12.3 The Transferee Company shall adjust the balance of the Profit & Loss Account of the Transferor Company against its General Reserves.

12.4 Such reserves of the Transferor Company, including Share Premium Account, as the Board of Directors of the Transferee Company may decide, will be incorporated in the books of account of the Transferee Company as reduced by the cost of investments of the Transferee Company in the Equity Shares of the Transferor Company.

12.5 The difference between the amount recorded as additional share capital issued by the Transferee Company on amalgamation and the amount of share capital of the Transferor Company in lieu whereof such additional share capital is issued shall, subject to the other provisions contained herein, be reflected in the General Reserves of the Transferee Company.

12.6 The Preference share capital of the Transferor Company will be adjusted against the Investments of the Transferee Company in the said capital.

12.7 In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

13. APPLICATIONS:

The Transferee Company and the Transferor Company shall, with all reasonable dispatch, make necessary applications to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad respectively, for sanction and carrying out of the Scheme and for consequent dissolution of the Transferor Company without winding up and apply for and obtain such other approvals, as required by law.

14. APPROVALS AND MODIFICATIONS:

The Transferor Company and the Transferee Company (by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise) are empowered and authorised:

For ITC BHADRACHALAM PAPERBOARDS LTD.

N RAMAKRISHNAN
COMPANY SECRETARY.

14.1 to assent from time to time to any modifications or amendments or substitutions of the Scheme or of any conditions or limitations which the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad and / or any authorities under law may deem fit to approve or direct or as may be deemed expedient or necessary; and

14.2 to settle all doubts or difficulties that may arise in carrying out the Scheme and to do and execute all acts, deeds, matters and things necessary, desirable or proper for putting the Scheme into effect.

15. SCHEME CONDITIONAL UPON :

The Scheme is conditional upon and subject to:

15.1 Approval of the Scheme by the requisite majority of the members of the Transferor Company and of the members of the Transferee Company;

15.2 Sanction of the Scheme by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad.

16. EFFECT OF NON-RECEIPT OF APPROVALS AND SANCTION:

In the event of any of the approvals referred to in the preceding Clause not being obtained and/or the Scheme not being sanctioned by either the Hon'ble High Court at Calcutta or the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad on or before 30th June, 2002 or within such further period or periods as may be agreed upon by the Transferor Company and the Transferee Company through their respective Board of Directors, the Scheme shall not take effect and shall be withdrawn.

17. COSTS, CHARGES AND EXPENSES:

All costs, charges and expenses, in connection with the Scheme, arising out of or incurred in carrying out and implementing the Scheme and matters incidental thereto, shall be borne and paid by the Transferee Company.

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY.

SUPERINTENDENT
COPYIST DEPARTMENT
HIGH COURT OF A. P.
HYDERABAD.

THE HIGH COURT OF ANDHRA PRADESH
HYDERABAD.

CA No. 71 of 2002

Application made 11-2- 2002

Application returned 2002

Application represented 2002

Stamps called for 25-2- 2002

Stamps deposited 25-2- 2002

Adl Stamps called for 2002

Adl Stamps deposited 2002

Copy ready 25-2- 2002

Copy delivered 2002

Section Officer

Schedule B

High Court of Andhra Pradesh Hyderabad COPYIST DEPARTMENT

Schedule of Assets

of

ITC Bhadrachalam Paperboards Limited (the Transferor Company)

Part – I

(Short description of the Freehold Properties of the Transferor Company)

A. MILL / FACTORY

Sl. No.	Description	Location
1.	Paper & Paperboard Mill, Mill Colony, School, etc. situated on land admeasuring Acres 538.01 ¾ Guntas and pending transfer Acres 90.36 Guntas.	Khammam District Andhra Pradesh 507 128
2.	Cast Coating Plant situated on land admeasuring Acres 16.68 Cents	Medak District Andhra Pradesh 502 325

B. LANDS

Sl. No.	Description	Location
1.	Land at Guntur admeasuring Acres 4.33 Cents	Survey Nos. 27/1, 27/2 and 27/3 Marripalem Village Unnava Gram Panchayat Yedlapadu Mandal Guntur District Andhra Pradesh 522 019
2.	Land at Haryana admeasuring Bighas 11.04 Biswas	Khasra Nos.503, 506, 507, 508, 509 & 514 Village : Gangani Sub-Tehsil Tauru Tehsil Nuh Dist. : Gurgaon Haryana 122 105

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY

C. OTHER PROPERTIES

Sl. No.	Description	Location	Area
1.	Bungalows (2) at Hyderabad	6-2-316 A/5 Road No 14 Banjara Hills Hyderabad - 500 034	Floor Area – 3998 sq.ft
		6-2-316/A/3 Road No 14 Banjara Hills Hyderabad - 500 034	Floor Area – 5320 sq.ft
2.	Flats at Mumbai	Flat Nos. 816 & 817 8th Floor Tulsiani Chambers 212. Nariman Point Mumbai - 400 021	Floor Area : Flat No.816 – 650 sq.ft Flat No.817 – 650 sq.ft
3.	Flat at Mumbai	Flat No.2. 2nd Floor, B Building (With Covered Parking Space) Sea Lord Apartments Plot No.119. Block V Backbay Reclamation Cuffe Parade Road Mumbai - 400 001	Floor Area – 1004 sq.ft
4.	Flats at Vadodara	No.511 5th Floor. MARBLE ARCH" No.66. Race Course Circle Vadodara- 390 007	Floor Area – 475 sq.ft
		No.512. 513. 514. 519 (half part). 520 (half part), 521 (half part) 5th Floor. MARBLE ARCH" No.66. Race Course Circle Vadodara - 390 007	Floor Area – 1825 sq.ft
5.	Flats at Delhi	Flat Nos 1004.1005 and1006 10th Floor Mercantile House 15. Kasturba Gandhi Marg New Delhi - 110 001	Floor Area : Flat No.1004 - 851.18 sq.ft Flat No.1005 - 823.00 sq.ft Flat No.1006 – 1067.82 sq.ft
6.	Flat at Chennai	Office No. 6-E. Sixth Floor Century Plaza 560. Anna Salai Chennai - 600 018	Floor Area - 1910 sq.ft

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY.

Part – II

(Short description of the Leasehold Properties of the Transferor Company)

A. OFFICE PREMISES & GODOWNS :

Sl. No.	OWNER	PREMISES
1	DR. K. KRISHNA PRASAD	GODOWN C SURVEY NO 51 HYDERABAD-VIJAYAWADA ROAD RANGA REDDY DISTRICT SUB-DISTRICT HYDERABAD EAST SAHEBNAGAR KHRUD VILLAGE
2.	DR. K. KRISHNA PRASAD AND DR (Mrs.)K.PADMAJA	GODOWN D SURVEY NO.51 HYDERABAD-VIJAYAWADA ROAD RANGA REDDY DISTRICT SUB-DISTRICT HYDERABAD EAST SAHEBNAGAR KHRUD VILLAGE
3.	DEEPA FILTERS PRIVATE LIMITED	B-7, INDUSTRIAL DEVELOPMENT AREA UPPAL RANGA REDDY DISTRICT
4.	DR. K. BASAVAPUNNIAH PARTNER OF M/s K.BASAVAPUNNAIAH &SONS	D.NO. 37/1 & 39 CHINAKAKANI VILLAGE MANGALAGIRI MANDAL GUNTUR DISTRICT.(A.P.) - 522 503
5.	MR. BHARAT H. MARU	SHED NO.2 GODOWN GALA NO.6 GROUND FLOOR ARIHANT COMPOUND VILLAGE PURNA TALUK BHIWANDI DISTRICT THANE MAHARASHTRA
6.	MS. SMITA JAYLESH SHAH	SHED NO.2 GODOWN GALA NO.7 GROUND FLOOR ARIHANT COMPOUND VILLAGE PURNA TALUK BHIWANDI DISTRICT THANE MAHARASHTRA
7.	MRS. SEETHA MAHALAXMI	DOOR NO.8-383. MASTER CVV NILAYAM SUNDER NAGAR MANGAMUR DONKA ONGOLE - 523 002
8.	MR. T. SUBBARAMI REDDY	106, SARDAR PATEL ROAD SECUNDERABAD – 500 003
9.	MRS. FARIDA IBRAHIM	HOUSE.NO 1-11-219/1 & 2 GURUMURTHY LANE, BEGUMPET HYDERABAD - 500 016

For ITC BHADRACHALAM PAPERBOARDS LTD

10.	AMRUTHVANI COMMUNICATIONS CENTRE	6TH FLOOR 50 SEBASTIAN ROAD VANI NILAYAM SECUNDERABAD – 500 003
11.	AMRUTHVANI COMMUNICATIONS CENTRE	7TH FLOOR 50 SEBASTIAN ROAD VANI NILAYAM SECUNDERABAD – 500 003
12.	V R ENTERPRISES	B-7 3 UPPAL INDUSTRIAL DEVELOPMENT AREA HYDERABAD
13	SINGARENI COLLIERIES COMPANY LIMITED	H.NO. 6-5-169 GANESHPURAM WRITER'S BASTI KOTHAGUDEM – 507 101

B. RESIDENTIAL PREMISES :

SL. NO.	OWNER	PREMISES
1.	MR. T. KRUSHNA MURTHI	PLOT NO. 6/186, ANNAMALAYAR COLONY SIVAKASI - 626 123
2.	MR. REX . S. THOMAS	PLOT NO. 3-6-278, PRABHU NIVAS HIMAYATNAGAR HYDERABAD – 500 029
3.	DR. B. PRABHAKAR	FLAT NO. 201, LAXMIALAYA 10-3-2/20,SRIPURI COLONY EAST MARREDPALLY SECUNDERABAD - 500 026
4.	MRS. M. LAXMI VANI	PLOT NO 2, JAWAHAR RAIL COLONY SIKH ROAD SECUNDERABAD – 500 009
5.	MRS. A. RAJESWARI	PLOT NO. 80 KARANEESWARA KOIL STREET MYLAPORE CHENNAI – 600 004
6.	MRS.P. APARNA PRABHAKAR	"SREE VENKATESWARA" 53/3, FIRST FLOOR, IV MAIN, 14TH CROSS CHINNAPPA GARDENS BENSON TOWN POST BANGALORE – 560 046
7.	MR. B. RAVINDER	FLAT NO. 105, GULREZ APARTMENT RAJBHAVAN ROAD HYDERABAD - 500 015
8.	MRS. A. RAJANI	FLAT NO. 25, JUPITER COLONY SIKH VILLAGE, SIKH ROAD SECUNDERABAD – 500 009

For ITC BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY

9	MRS. KIRTI C DESAI	FLAT NO 305, PLOT NO 33 69 SAI SRI APARTMENT CHINNA THOKATTA BOWENPALLY SECUNDERABAD – 500 009
10	MR. D. N ROY CHOUDHURY	NO. AE 783, SALT LAKE SECTOR – I CALCUTTA - 700 064
11	MRS. V. RAMA DEVI	DOOR NO. 8-341 (A), SUNDER NAGAR ONGOLE - 523 002
12.	MR. P.S. CHALAPATHY RAO	FLAT NO 2A, II FLOOR KJR COMPLEX, SIKH ROAD, SIKH VILLAGE SECUNDERABAD - 500 009
13	MR. A. B. GANGAREDDY	PLOT NO 3. RAMGOPAL ENCLAVE BOWENPALLY, THOKATTA VILLAGE HASMATHPET ROAD SECUNDERABAD - 500 009
14	MRS.A. RAMA VASUNDHARA	DOOR NO 8-3-318/11/20/VS/103 JAYAPRAKASH NAGAR YELLAREDDY GUDA HYDERABAD - 500 045
15.	MR. A. G. K. MURTHY	FLAT NO. 407, PRITHVI APARTMENTS PHASE – II .1-1-214/2, CHIKKADPALLY HYDERABAD - 500 020
16.	MRS.B. PADMA	PLOT NO 21, JUPITER COLONY SIKH VILLAGE SECUNDERABAD - 500 003
17.	MR.G. CHALAPATHY	PLOT NO 238, DEFENCE COLONY SECUNDERABAD - 500 094
18.	MRS. SATHI NAIR	8-2-686/B/5/1 ROAD NO 12, BANJARA HILLS HYDERABAD - 500 034
19.	DR.K. WAJID ALI KHAN	H.NO.17, WAHAB NAGAR, SIKH VILLAGE SECUNDERABAD – 500 009
20.	MS. J.SUMAN GOUD	2-21-117, AKBAR ROAD SIKH VILLAGE SECUNDERABAD - 500 003
21.	MR. S. S. G. PRASAD	FLAT NO 82, SECTOR 'A' GAUTHAM ENCLAVE, AWHO COLONY SECUNDERABAD -500 009
22.	MR. A .PADMANABHAN	PLOT NO 7, RADHIKA COLONY WEST MARREDPALLY SECUNDERABAD - 500 026
23.	PASHA FASHIONS PVT.LTD	FLAT NO 501, PASHA COURT, 680 GREENLANDS ROAD HYDERABAD - 500 082
24.	MR. T. R. SHANKAR	FLAT NO 401, 282, ROAD NO 17 WEST MARREDPALLY SECUNDERABAD - 500 026
25.	MRS. L. MADHAVI	34, BALAJI ENCLAVE NEAR GUNROCK ENCLAVE SECUNDERABAD - 500 009

for the BHADRACHALAM PAPERBOARDS LTD

N RAMAKRISHNAN
COMPANY SECRETARY

Part – III

(Short description of the stocks, shares, debentures and other choses-in-action of the Transferor Company)

1. 8,04,000 Equity Shares of Rs.10 each fully paid-up of Andhra Pradesh Gas Power Corporation Limited.
2. 10 Shares of Rs.50 each fully paid-up of Cuffe Parade Seaiord Co-operative Housing Society Limited.
3. 5 Shares of Rs.50 each fully paid-up of Tulsiani Chambers Premises Co-operative Society Limited.
4. 36,14,213 units of US' 64 of Rs.10 each fully paid-up of Unit Trust of India.
5. 5,00,000 units of US' 95 of Rs.10 each fully paid-up of Unit Trust of India.
6. 1,120 units of Rs.100 each fully paid-up of Unit Trust of India - Venture Capital 1990.
7. VII Year National Savings Certificates (Rs.2000) (Deposited with Government Authorities).
8. 926 units of Rs.1,000 each fully paid-up of APIDC - Venture Capital Fund, 1990.
9. 1,99,99,994 Equity Shares of Rs.10 each fully paid-up of BFIL Finance Limited.
10. 15,00,000 -18.50% Non-Convertible Debentures of Rs.100/- each, renewed at 0%, of BFIL Finance Limited.
11. 18,28,712 units of Rs.10 each fully paid-up of Prudential ICICI Mutual Fund - Liquid Plan.
12. 2,693 units of Rs.10 each fully paid-up of SBI Mutual Fund – Magnum Insta Cash Fund.

Sd/-S.Subbalakshmi,
Joint Registrar.

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Section Officer.

P.S. [illegible]
SUPERINTENDENT
COPYIST DEPARTMENT
HIGH COURT OF A.P.
HYDERABAD

1. Sri N.Ramakrishnan,Company Secretary,ITC Bhadrachalam Paperboards Limited., 106, Sardar Patel Road,Secunderabad.
2. M/s.ITC Limited.,Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700071.
3. The Registrar of Companies, 3-5-398, C.P.W.D.Building, Kendriya Sadan,Sultan Bazar,Koti,Hyderabad.
4. The Official Liquidator,Kendriya Sadan,3-5-398,C.P.W.D.Building, Sultan Bazar,Koti,Hyderabad.
5. One c.c.to the Section Officer,O.S.Section,Highcourt of A.P.Hyd.
6. The Regional Director Company Law Board, Southern Region,Chennai.
7. 2 CD copies.

bsr

Dt:8-2-2002

DECREE

C.P.No.197 of 2001

THE HIGH COURT OF ANDHRA PRADESH

Section Officer